SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark One)

   [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 29, 2001

                                       OR


   [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from to

                         Commission file number 0-24960

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                             400 Birmingham Highway
                          Chattanooga, Tennessee 37419

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                     December 29, 2001 and December 31, 2000

                   (With Independent Auditors' Report Thereon)

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN


                                Table of Contents


                                                                                                                    Page
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits as of December 29, 2001 and
     December 31, 2000                                                                                                3

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 29, 2001                   4

Notes to Financial Statements                                                                                         5

Schedule
1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                   9

                          Independent Auditors' Report


The Administrator
Covenant Transport, Inc. 401(k) and
   Profit Sharing Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (Plan) as of December 29, 2001 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 29, 2001 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  KPMG LLP

Atlanta, Georgia
June 21, 2002

                        Report of Independent Accountants

To the Participants and Administrator of Covenant Transport, Inc.
401(k) and Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") at December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Knoxville, Tennessee

May 11, 2001

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                     December 29, 2001 and December 31, 2000

                                                                                2001                   2000
                                                                           ---------------        ---------------
Assets:
     Investments, at fair value (notes 3 and 4)                        $       15,311,477             12,306,809
     Contributions receivable from employer                                          ---                   3,762
     Contributions receivable from participants                                      ---                   7,477
                                                                           ---------------        ---------------
                   Total assets                                                15,311,477             12,318,048

Liabilities:
     Excess contributions payable                                                  12,005                   ---
                                                                           ---------------        ---------------

                   Net assets available for plan benefits              $       15,299,472             12,318,048
                                                                           ===============        ===============

See accompanying notes to financial statements.

                   COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

               Statement of Changes in Net Assets Available for Plan Benefits

                                Year ended December 29, 2001

Additions:
  Investment income:
       Interest and dividends                                            $         282,530
       Net appreciation (depreciation) in fair value of investments:
       Mutual funds                                                               (478,091)
       Covenant Transport, Inc. common stock                                     1,356,939
                                                                           -------------------
                Net investment income                                            1,161,378
  Contributions from employer                                                      975,646
  Contributions from participants                                                3,429,446
                                                                           -------------------
                Total additions                                                  5,566,470
Deductions:
  Participants' benefits                                                         2,585,046
                                                                           -------------------

                Increase in net assets available for plan benefits               2,981,424
Net assets available for plan benefits at beginning of year                     12,318,048
                                                                           -------------------
Net assets available for plan benefits at end of year                    $      15,299,472
                                                                           ===================
See accompanying notes to financial statements.


             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                     December 29, 2001 and December 31, 2000

(1) Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

     (a)  Basis of Presentation

          The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (b)  Investments

          Investments in mutual funds and common stock are stated at fair value based on quoted market prices or as determined by SunTrust Bank (Trustee). Securities transactions are accounted for on a trade date basis.

          Realized and unrealized investment gains and losses are included in net appreciation in fair value of investments in the statement of changes in net assets available for plan benefits.

     (c)  Fair Value of Financial Instruments

          Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2) Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan and covers substantially all employees of Covenant Transport, Inc. (the Company). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. The Plan is administered by SunTrust Bank Trust, the Plan trustee, who has overall responsibility for the investment of assets, accounting for financial transactions, and distributions to participants.


                                       5                            (Continued)

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                     December 29, 2001 and December 31, 2000

     (b)  Contributions

          Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 17% of their annual compensation subject to certain limitations. The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under the Internal Revenue Code Section 402(g).

     (c)  Participant Accounts

          The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income, and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees' contributions for the period.

          Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts. Current investment funds available within the Plan include the following:

          o SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

          o STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund, which invests primarily in government and corporate obligations.

          o STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund, which invests primarily in equity securities.

          o STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities, which in the advisor's opinion are undervalued.

          o Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

          o Vanguard 500 Index Fund - This fund is managed by the Vanguard Group. This fund invests in the stocks included in the S&P 500 Index.

          o Janus Aspen Aggressive Growth Retirement Fund - This fund is managed by Janus. This fund invests primarily in common stocks.

          o STI Classic International Equity Index Fund - This fund is managed by SunTrust Bank. This fund is a stock fund, which invests in foreign stocks.

     (d)  Distributions to Participants

          Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable.


                                       6                            (Continued)

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                     December 29, 2001 and December 31, 2000

          Under  the  terms  of  the  Plan,   participants   may  make  hardship
          withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan.

     (e)  Vesting

          Participants are immediately vested in their contributions and the investment earnings thereon.

          Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service. Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $136,000 in 2001.

     (f)  Administrative Expenses

          The  administrative  expenses  of the Plan are paid  primarily  by the
          Company.   These  costs  include   legal,   accounting,   and  certain
          administrative fees.

(3) Transactions with Parties-in-Interest

     At December 29, 2001 and December 31, 2000, the Plan held investments in trust funds and money market accounts sponsored by the trustee with current values of $11,754,863 and $9,592,366, respectively. The Plan also held investments in 135,821 and 193,627 shares of Covenant Transport, Inc. common stock at December 29, 2001 and December 31, 2000, respectively.

(4) Investments

     The following investments represent 5% or more of the Plan assets at December 29, 2001 and December 31, 2000:

                                                                                  2001                  2000
                                                                           -------------------   --------------------
      SunTrust Employee Benefit Stable Asset Fund                       $         5,180,456             3,170,142
      STI Classic Investment Grade Bond Fund                                      1,371,432             1,138,996
      STI Classic Value Income Fund                                               2,071,495             1,968,562
      STI Classic Capital Growth Fund                                             3,059,408             3,282,561
      Covenant Transport 401(k) Unitized Stock Fund                               2,265,302             2,078,926

     All of the Plan's investments are held by a party-in-interest to the Plan.

(5) Income Tax Status

     The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on February 26, 1996. The Plan has been amended since receiving the determination letter and the Plan has filed an application for an updated determination letter. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualification under Section 401(a) of the Internal Revenue Code, and under which the Plan would be subject to tax under present income tax law.


                                       7                            (Continued)

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                     December 29, 2001 and December 31, 2000

(6) Plan Termination

     While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                                     SCHEDULE 1

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

       Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

                                December 29, 2001


                   Identity of the issue                                        Description of investments       Current value
-----------------------------------------------------------------            ---------------------------------- -----------------
     *STI Classic Investment Grade Bond Fund                        133,149  mutual fund units                $     1,371,432
     *STI Classic Value Income Fund                                 187,635  mutual fund units                      2,071,495
     *STI Classic Capital Growth Fund                               230,899  mutual fund units                      3,059,408
     *STI Classic International Index Fund                            7,659  mutual fund units                         72,072
      Vanguard 500 Index Fund                                         6,837  mutual fund units                        732,099
      Janus Advisor Aggressive Growth Fund                           25,794  mutual fund units                        559,213
Common/collective trust:
      *SunTrust Employee Benefit Stable Asset Fund                  168,087  collective trust                       5,180,456
Common stock:
      *Covenant Transport, Inc.                                     135,821  shares of common stock                 2,265,302
                                                                                                                -----------------
                                                                                                              $    15,311,477
                                                                                                                =================
*SunTrust Bank, Trustee, and Covenant Transport, Inc. are parties-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        COVENANT TRANSPORT, INC. 401(K) AND
                                        PROFIT SHARING PLAN

                                        COVENANT TRANSPORT, INC.


Dated: June 27, 2002                    By: /s/ R.H. Lovin, Jr.
                                           ------------------------------
                                            R.H. Lovin, Jr., Administrator